UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2019
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Jorge de Figueiredo Correa, nº 1632, parte
CEP 13087-397 - Jardim Professora Tarcilla, Campinas – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

MINUTES OF THE 397th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 18th, 2019

1.         DATE, TIME AND PLACE: At 5:50 p.m., on December 18th, 2019 in the headquarters of the Company, located at Jorge de Figueiredo Correa Street, 1632 - parte - Jardim Professora Tarcília, ZIP code 13087-397 in the City of Campinas, State of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 3rd, Article 17 of the Bylaws of CPFL Energia.

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), pursuant to Paragraph 7th, Article 17 of the Bylaws.

4.         PRESIDING BOARD: Chairman – Bo Wen and Secretary – Valter Matta.

5.         MATTER DISCUSSED AND RESOLUTION TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors also resolved that these minutes will be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes without the signatures of the directors and the suppression of strategic and/or confidential information.

After discussing and examining the item on the Agenda, the Directors, by unanimous vote of those present, resolved:

(i) To approve, in terms of Resolution N. 2019396-C:

(a) the acquisition, by its subsidiary CPFL Geração de Energia S.A. (“CPFL Geração”), of up to the totality of the free float shares issued by CPFL Energias Renováveis S.A (“CPFL Renováveis”), through a Delisting Tender Offer (“DTO”) to be submitted to registration with the Brazilian Securities and Exchange Commission (“CVM”), aiming to promote the conversion of the company’s register as a Publicly-Held Company from category “A” to category “B” before CVM and/or its Novo Mercado Delisting, with a price per share of R$ 16.85 (sixteen reais and eighty five cents), updated by SELIC (“Taxa Referencial do Sistema Especial de Liquidação e Custódia”), from November, 29th, 2018, until the Liquidation of the DTO (“Price per Share”). The Price per Share was calculated taking under consideration, among other elements: (i) the price per share in the mandatory tender offer of CPFL Rrenováveis, of R$ 16.85 (sixteen reais and eighty five cents) per share, launched by State Grid Brazil Participações S.A. (SGBP), with liquidation on November 29th, 2018, due to CPFL Renováveis’ indirect transfer of control; (ii) the issuance price per share of R$ 17.14 (seventeen reais and fourteen cents), referring to the price of R$ 16.85 (sixteen reais and eighty five cents), updated by the variation of the SELIC, regarding CPFL Renováveis’ capital increase, of June 4th, 2019, in the total amount of R$ 300,011,738.28 (three hundred million, eleven thousand, seven hundred and thirty eight reais and twenty eight cents), with the issuance of 17,503,602 (seventeen million, five hundred and three thousand, six hundred and two) new ordinary shares; and (iii) the price of R$ 16.85 (sixteen reais and eighty five cents) per share, regarding the share purchase of 243,771,824 (two hundred and forty three million, seven hundred and seventy one thousand, eight hundred and twenty four) CPFL Renováveis’ shares, between CPFL Energia and SGBP, disclosed in May, 2019;

(b) authorizing CPFL Geração to request the registration of the DTO before CVM, with the adoption of differential procedure for the DTO with (b.i) the waiver of the valuation report, under Article 8th of CVM Instruction N. 361 of 2002 (“CVM Instruction 361”); and (b.ii) to unify the DTO for Register Conversion from Category “A” to Category “B” and/or the DTO for Novo Mercado delisting, based on Article 34, §§ 2º and 3º of CVM instruction 361; and

(c) authorizing CPFL Geração's management to execute all the acts necessary to the implementation of the abovementioned deliberations, including, but not limited: (c.1) to file the offer registration request, with a differential procedure, before CVM and B3; (c.2.) to hire services' suppliers to assist in all acts and steps of the Offer, including B3, intermediary financial institution and legal consultants; (c.3) to provide guarantees that might be necessary to the DTO liquidation, as a result of the negotiations with the intermediary financial institution; and (c.4) to negotiate and sign all necessary documents to the Offer, including, but not limited to the intermediation agreement and guarantee instruments.

6. CLOSURE: There being no further business to discuss, the meeting was closed and these minutes were drawn up, read, approved and signed by all present members and the secretary. Mr. Bo Wen (Chairman), Mr. Shirong Lyu, Mr. Hong Li, Mr. Yang Qu, Mr. Anselmo Henrique Seto Leal, Mr. Yumeng Zhao, Mr. Gustavo Estrella, Mr. Antonio Kandir, Mr. Marcelo Amaral Moraes and Mr. Valter Matta (Secretary).

For legal purposes, the Portuguese version shall prevail.

I hereby certify that this is copy of the original minutes drawn up in the Board of Directors' Meetings Book.

Campinas, December 18th, 2019.

Bo Wen

(Chairman)

Valter Matta

(Secretary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 18, 2019

CPFL ENERGIA S.A.

By:	/S/ YueHui Pan
Name: Title:	YueHui Pan Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.